Exhibit 17.1

James Bigl

4010 NE 26th Avenue

Lighthouse Point, FL 33064

March 10, 2006

James F. Smith

President and Chief Executive Officer

National Medical Health Card Systems, Inc.

26 Harbor Park Drive

Port Washington, N.Y. 11050

Dear Jim and Directors of NMHC:

After careful deliberation, I have decided to tender my resignation effective immediately from the Board of Directors of National Medical Health Card Systems, Inc. (“NMHC”) to pursue other interests. I’ve been honored to serve the shareholders of NMHC these past years and look forward to NMHC’s future success.

I am providing a copy of this letter to you and the other board members, as well as Jonathan Friedman, Esq. so that NMHC can comply with any necessary reporting requirements in connection with my resignation. In this regard, you should be aware that I do not intend to submit any notice of disagreement with NMHC or its Board of Directors on any matter relating to NMHC’s operations, policies or practices.

Sincerely,

/s/ James J. Bigl
James J. Bigl